Clearway Energy, Inc.

Clearway Energy LLC

300 Carnegie Center, Suite 300

Princeton, NJ 08540

clearwayenergy.com

September 8, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street N.E.

Washington, D.C. 20549

Attn:  Mark Wojciechowski and Lily Dang

Re:	Clearway Energy, Inc.
Form 10-K for the Fiscal Year ended December 31, 2020
Filed March 1, 2021
File No. 001-36002

Dear Mr. Wojciechowski and Ms. Dang:

We hereby respond to the comments made by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated August 25, 2021 related to the above referenced filing of Clearway Energy, Inc. This response also applies to the disclosures of Clearway Energy LLC (together with Clearway Energy, Inc., the “Company”).

For your convenience, we have repeated the Staff’s comment, indicated in bold, exactly as given in the Comment Letter, and have set forth the Company’s response below the comment.

Form 10-K for the Fiscal Year ended December 31, 2020

Management's Discussion and Analysis of Financial Condition and the Results of Operations
Consolidated Results of Operations, page 53

1.            We understand from your response to prior comment one that you are proposing to revise the "Economic Gross Margin" label that you have been using to “Adjusted Gross Margin” and to change your reconciliation for this non-GAAP measure to utilize total operating revenues as the most directly comparable GAAP measure.

However, we continue to believe that you should present gross margin in accordance with GAAP, as defined in the FASB Master Glossary, as the most directly comparable GAAP measure for use in the reconciliation that is required by Item 10(e) of Regulation S-K.

Unless you are able to show how a measure that is unburdened by any expense would be more comparable than Gross Margin to your measure of Adjusted Gross Margin, please further revise your non-GAAP disclosures as requested in prior comment one.

In the Company’s discussion of its Results of Operations in Management’s Discussion and Analysis of Financial Condition and the Results of Operations, management provides analysis with respect to significant fluctuations of various measures, including operating revenues and operations and maintenance expense, which are key measures that are utilized in managing the business. In assessing these measures, the Company does not believe that the presentation of Adjusted Gross Margin (previously Economic Gross Margin), together with a reconciliation to gross margin in accordance with GAAP, as requested by the Staff, provides incremental information necessary to enhance a reader’s understanding of the results of operations. As such, in future filings, the Company will remove references to Adjusted Gross Margin and the related tabular presentation within Management’s Discussion and Analysis of Financial Condition and the Results of Operations. Consistent with the Company’s Form 10-Q filed on August 3, 2021, the Company will continue to exclude the reference to Adjusted Gross Margin (previously Economic Gross Margin) from the Segment Reporting disclosures within the Company’s consolidated financial statements, as Adjusted Gross Margin is not one of the more important measures utilized by the Company’s chief operating decision maker in evaluating segment performance and allocating resources.

Please contact Mike Brown, Deputy General Counsel, at (609) 608-1514, or me at (609) 608-1450, if you have questions regarding our responses or related matters.

Sincerely,

/s/ Chad Plotkin

Chad Plotkin
Senior Vice President and
Chief Financial Officer

cc:	Mike Brown, Esq., Deputy General Counsel, Clearway Energy, Inc. Sarah Rubenstein, Vice President, Accounting & Controller, Clearway Energy, Inc.